Testing the Waters Materials Related to Series #96FF1.DR

From the Rally App:

ROSSOCORSA

CLASSICHE

Milano, 17 - 10 - 2022

Vehicle Inspection

Date of Inspection: 15/10/2022 - **Make**: Ferrari - **Model**: 355
Year: 1996 - **Factory Warranty Start Date**: 12/04/1996
Odometer: 11.084 km - **Chassis No**: *ZFFXR41B000103891*
Engine No: 42332 (confirmed) **Gear Box** No: 238(confirmed)
Assembly No: 21867 - **Exterior Colour**: Rossocorsa (FER300/ 12)
Interior Colour/Trim: Beige (4208) Leather & LIGHT BROWN (172) Carpet

ATTENZIONE - CAUTION - ATTENTION - ACHTUNG
VERNICIATURA ORIGINALE
ORIGINAL PAINTING
Ferrari
COLORE COLOUR
ROSSO CORSA FER 300/12

ASSEMBLY No.
21867
BOSCH

Engine/Mechanical

The engine started well and run smoothly with good oil pressure.
The timing belts must be changed. There is a little oil leaks between engine e gearbox.

Suspension and steering

The suspensions are in good conditions.

Tires

The tires ages are as follows:
LEFT hand front – 2022 - RIGHT hand front – 2022
LEFT hand rear – 2022 - RIGHT hand rear – 2022
The tires are in good condition

Brake system

The brake system is in good condition, the discs and pads aren't consumed.
Is necessary to change the brake hoses and oil.

Paint/Body

The paint is in good condition and is not repainted

ROSSOCORSA
CLASSICHE

The interactive Comparable Asset Value Chart (the “Chart”) plots historical sales of assets comparable to the Underlying Asset, showing price values on the vertical axis against time on the horizontal axis.  The prices reflected on the Chart are not adjusted for inflation.  Users of the Platform can opt to display varying ranges of time on the Chart’s horizontal axis, from one month to one year or longer to the extent such data are available.  If multiple comparable asset sales occurred on a single day, the Chart provides an average for that day.  By hovering over the points on the Chart, users can view price and date of sale represented by each point.  The table below sets forth the data points plotted in the Chart.

Comparable Asset	Sale Date	Sale Price	Source/ Sale Venue
1998 Ferrari 355 GTS w/ 21,400 mi	6/5/2016	$82,500.00	Bonhams
1995 Ferrari 355 GTS w/ 13,844 mi	1/18/2018	$72,600.00	Bonhams
1995 Ferrari 355 GTB w/ 13,117 mi	2/8/2018	$91,535.86	Bonhams
1998 Ferrari 355 GTB w/ 16,570 mi	9/29/2018	$71,500.00	Barrett-Jackson
1995 Ferrari 355 GTS w/ 15,071 mi	6/23/2021	$165,000.00	PCAR
1997 Ferrari 355 GTB w/ 18,643 mi	7/14/2021	$134,409.00	Collecting Cars

1998 Ferrari 355 GTB w/ 21,000 mi	8/26/2021	$135,500.00	BAT
1995 Ferrari 355 GTS w/ 19,000 mi	10/31/2021	$235,355.00	BAT
1996 Ferrari 355 GTB w/ 17,101 mi	11/4/2021	$186,197.19	Auctomobile
1997 Ferrari 355 GTB w/ 14,952 mi	2/26/2022	$213,300.00	GAA Clasic Cars
1996 Ferrari 355 GTS w/ 17,000 mi	4/19/2022	$300,000.00	Bring a Trailer
1999 Ferrari 355 GTS w/ 15,000 mi	10/19/2022	$285,000.00	Bring a Trailer
1996 Ferrari 355 GTB w/ 17,000 mi	4/8/2023	$210,000.00	Bring a Trailer
1998 Ferrari 355 GTS w/ 21,000 mi	6/15/2023	$307,000.00	Bring a Trailer

#96FF1DR | *Visuals*

F355 held the highest horsepower-per-liter in any production car of its time.

#96FF1DR | *Timeline*

May. 1947 — Enzo Ferrari founds Ferrari S.p.A, focusing on producing high-performance sports cars. The first road car, the 125 S, is introduced.

Jul. 1951 — Argentine Jose Froilan Gonzalez wins for Ferrari in Formula 1 for the first time.

Sep. 1976 — Ferrari introduces the 512 Berlinetta Boxer, a mid-engined road car, at the 1976 Paris Motor Show.

Aug. 1988 — Enzo Ferrari, founder of Ferrari S.p.A, passes away. His lifetime achievements included more than 4,000 race victories and 13 world championships.

Mar. 1994 — Ferrari unveils the F355 model at the Geneva auto show as a 1995 model year, replacing the Ferrari 348.

Jan. 1995 — Ferrari begins the production of the F355, the first Ferrari Challenge series evolves into an essential part of Ferrari culture and road cars.

Jan. 1996 — #96FF1, a 1996 Rosso Corsa Ferrari F355 Gran Turismo Berlinetta, is produced.

Dec. 1996 — #96FF1.DR is purchased from Ferrari (Suisse) SA in Nyon, Switzerland.

Jan. 1999 — Ferrari halts the production of the F355 model with 11,273 units produced.

DESCRIPTION OF THE SERIES 1996 FERRARI 355 GTB

Investment Overview

•Upon completion of the Series #96FF1.DR Offering, Series #96FF1.DR will purchase a 1996 Rosso Corsa Ferrari 355 Gran Turismo Berlinetta as the underlying asset for Series #96FF1.DR (the “Series 1996 Ferrari 355 GTB” or the “Underlying Asset” with respect to Series #96FF1.DR, as applicable), the specifications of which are set forth below.

•According to MotorTrend: “The Ferrari F355 was launched at the 1994 Geneva auto show as a 1995 model year replacement for the much-maligned 1990-1994 Ferrari 348, continuing a line of mid-engine Ferrari sports cars with fewer than twelve cylinders which began with the 1968 Dino 206 GT.”

•The 355 was in production from 1995-1999 with 11,273 examples built across all body styles. According to autoevolution.com: “Come 1999, production came to a grinding halt with 11,273 units split between three body styles: Berlinetta (two-door coupe), Spider (two-door convertible), and GTS (two-door targa top).”

•The Underlying Asset is a 1996 Rosso Corsa Ferrari 355 Gran Turismo Berlinetta.

Asset Description

Overview & Authentication

•Ferrari was founded in 1947 by Italian car enthusiast and Alfa Romeo test driver, Enzo Ferrari.  The Petersen Automotive Museum states: “In 1947, he founded Ferrari S.p.A and AAC was eventually merged into the new company. Focused on producing high-performance sports cars. Ferrari created its first road car, the 125 S, introduced in 1947, based on a modified Fiat chassis and powered by a 1.5-liter V12 engine. It was followed by several other iconic models, such as the 250 GTO and the 275 GTB in the 50s and 60s.”

•According to GPFans.com: “Argentine Jose Froilan Gonzalez holds the accolade of being the first driver to win for Ferrari in Formula 1.

'El Cabezon' took pole at Silverstone in 1951, the first time an Alfa Romeo had not taken the top spot in qualifying outside the Indianapolis 500 since the first F1 race at Silverstone a year earlier.

Gonzalez followed it up with a 51-second victory, primarily due to Ferrari's superior fuel efficiency over Alfa.”

•Time Magazine states: “1976: The 512 Berlinetta Boxer was a mid-engined road car that Enzo Ferrari initially worried would be too difficult for his customers to handle.”

•According to Biography.com: “Shortly after being conferred an honorary degree in physics from the University of Modena, Ferrari died on August 14, 1988, in Maranello; no cause of death was given, although he was known to be suffering from kidney disease. Over the course of his lifetime, his cars won more than 4,000 races and claimed 13 world championships. In recognition of his accomplishments, he was inducted into the International Motorsports Hall of Fame in 1994.”

•Wearecurated.com describes the Ferrari Challenge Racing Series: “In the early 1990s Ferrari created a gentleman racing series for its 348 model types. Since then, the Ferrari Challenge series evolved into an essential part of Ferrari culture and Ferrari road cars. The Challenge series (and Corsa Cliente) are fundamentally the company’s research and development for all future models. Ferrari Challenge was the closest form of modern racing reminiscent of the original sports car racing of the 1960s. Essentially, the Ferrari 348 and Ferrari F355 Challenge cars were street cars made to race on the weekends.

Originally, Ferrari would send authorized dealers crates that included an OMP roll bars, OMP racing seats, Speedline magnesium 18” wheels, an OMP fire extinguisher and other parts to be installed by dealers to road cars, but in 1994 Ferrari started producing factory Challenge series cars.

The first factory produced cars were the 348. Ferrari made less than 50 factory built Ferrari 348 Challenge cars before ending production in 1995.After much success supported by well-known millionaire and billionaire Ferrari clients, Ferrari continued the series with the F355 in 1995, F360 in 1999 and F430/458 models.”

MotorTrend describes the Ferrari Challenge races in terms of the inclusion of the F355 as well: “Ferrari also continued its Ferrari Challenge Series, a spec-racing league that had begun with the 348, with F355 Challenge race cars. Derived from the road cars, the F355 Challenge variants were not street legal and were fully-kitted with safety gear including a roll cage, race-style fixed bucket seats, a Momo steering wheel without airbag, ignition emergency shut-off switch, 18-inch Speedline mag wheels, race-tuned suspension, various lightweight components and a fire suppression system. Some 108 F355 Challenge cars were produced globally.”

•Supercars.net states: “The F355 was built from May 1994 and was offered either as a Berlinetta coupe or targa top GTS with a removable metal top that could be stowed in the front truck. All F355’s had a flat-plane crank V8 that was mounted longitudinally in the center of the car. At the time, it was one of the most powerful normally aspirated engines, making 380bhp at 8250rpm from 3496cc. This was possible thanks to new five valve cylinder heads as well as lightweight engine components such as titanium connecting rods and forged alloy pistons.

One main focus for the Ferrari engineers was to improve the handling characteristics over the 348, especially in maintaining control near the limits of adhesion. New electronic dampers were fitted that calculated road speed, brake pressure, suspension load and steering. With such a suspension and more power on tap, Ferrari boasted that the F355 was seven seconds faster around their Fiorano test track compared to the older 348.”

•MotorTrend describes the Ferrari F355 engine: “The new F129B engine was essentially a bored-out version of the 348's engine, with capacity increased from 3.4 liters to 3.5 liters along with a host of other improvements. Five-valve cylinder heads and titanium connecting rods made an 8,500-rpm redline possible and endowed the F355 with 375 hp. Incidentally, the F355 had the highest horsepower-per-liter rating of any production car at the time.”

•“The brilliant F355 was the first Ferrari to display evidence that Maranello had learned the lessons of the Honda NSX and accepted that the predecessor 348 was a nasty piece of work. I took one to Stuttgart, where it beat a 911 Turbo in a comparison, and on the way north over the Brenner Pass, I realised you don't need a sound system in a Ferrari ... the symphony created by the engine is music enough.”

•Jeremy Clarkson makes the following quote about the F355 on Jeremy Clarkson Unleashed on Cars: “The 355 is very, probably...the best Ferrari of all time. And of course, if it's the best Ferrari of all time, it's just got to be, the greatest car in the world. Ever.”

•On July 1, 1999, Sega released the arcade game Ferrari F355 Challenge. Conceived by Yu Suzuki, the game is considered a spiritual sequel to Sega’s famed 1986 racing game OutRun. The game would later be ported to consoles like Sega’s Dreamcast and Sony’s PlayStation 2.

•According to Hagertyagent.com: “Available in the U.S. from 1995 to 1999, the F355 employed a 3.5-liter, 5-valve-per-cylinder V-8 motor that gave it 380 hp and one of the best Formula-one style shrieks Ferrari ever produced in a street car. The hard top Berlinetta and Targa-style GTS models appeared in the U.S. in 1995, with a convertible version appearing a year later.”

•In April of 1995, Peter Passell wrote for the New York Times about the Ferrari F355 Berlinetta: “This gorgeous little sports car is pure testosterone -- a guided missile that proves Ferrari can match the technology of Porsche and Acura.”

Ownership & Maintenance History

•The Underlying Asset is a 6-speed manual example showing just 6,897 miles (11,100 KMS).

•The Underlying Asset retains its original and matching number drivetrain.

Notable Features

•The Underlying Asset is finished in the exterior color Rosso Corsa.

Notable Defects

•The Underlying Asset presents in excellent condition, commensurate with mileage and frequency of servicing.

Details

Series 1996 Ferrari 355 GTB
Year	1996
Make	Ferrari
Model	F355 GTB
VIN #	ZFFXR418000103891
Mileage	6,897 Miles (11,100 KMS)
Production Total	4,817 (Berlinetta's)
Rarity	6-speed, Manual
Manufactured In	Italy
Engine Type	3.5L V-8
Transmission Type	6-Speed, Manual
Restored	No
Modifications	None
Original Paint	Yes
Original Paint Color	Rosso Corsa
Matching Numbers	Yes
Original Engine	Yes
Original Transmission	Yes
Original Interior	Yes
Original Interior Color	Tan
Original Books	Yes
Original Tools	Yes
Notable Feature	Leather Wrapped Carbon Seats
Designer	Pininfarina
0-60 mph.	4.7 sec (est.)
¼ Mile	12.9 sec (est.)
Top Speed	170 mph (est)
LHD / RHD	LHD

Depreciation

The Company treats automobile assets as collectible and therefore will not depreciate or amortize the Series 1996 Ferrari 355 GTB going forward.